

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2022

James McArthur, Ph.D.
President and Chief Executive Officer
PepGen Inc.
245 Main Street
Cambridge, MA 02142

> **Re: PepGen Inc.**
> **Registration Statement on Form S-1**
> **Filed April 15, 2022**
> **File No. 333-264335**

Dear Dr. McArthur:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 11, 2022 letter.

Registration Statement on Form S-1 filed April 15, 2022

PGN-EDO51, page 3

1. We note your response to our prior comment 1, which we reissue in part. Please remove the reference to "potent" on pages 3, 120 and 127. Given the prominent disclosure of the cross-trial comparisons conducted with data published by Sarepta Therapeutics and Dyne Therapeutics in your Summary, please advise whether you relied on such cross-trial comparisons in your CTA submission for PGN-EDO51.

Preclinical tolerability data: Generally well-tolerated..., page 143

2. We acknowledge your revised disclosure in response to our prior comment 2. Please revise to include the meaning of "hypomagnesemia." Revise to clarify that

hypomagnesemia is a side effect observed in your non-GLP repeat-dose study of PGN-EDO51 and identify the number of NHPs that experienced hypomagnesemia in your study.

<u>Research and Development, page F-12</u>

3.   We note your disclosure relating to the receipt of government grants and refundable research and development tax credits. Please provide a brief description of the material terms of your government grants, including but not limited to, the aggregate amounts, conditions and term, and file any agreements as exhibits to the registration statement or tell us why it is not material.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Xu, Esq.